Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 25-05

Silver North Reviews Tim Drill Program Results & 2025 Plans

•Presence of a Silver – Lead – Zinc bearing CRD system at Tim Property and permissive host geology confirmed

•2024 program completed 2,250 m of drilling in 6 holes

•Further drilling planned by Coeur

Vancouver, BC, May 26, 2025 - Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF, Frankfurt: I90) (“Silver North” or the “Company”) is pleased to provide results of the 2024 drilling campaign executed and funded by Coeur Silvertip Holdings, Ltd. (“Coeur”), a subsidiary of Coeur Mining, Inc. (NYSE: CDE), pursuant to the terms of an option agreement where Coeur can earn an initial 51% interest that can be increased to an 80% stake in the Tim Project, subject to an expenditure schedule. The Tim Property is located in southern Yukon, approximately 19 km northeast of Coeur’s Silvertip exploratory project.

The 2024 program successfully confirmed the presence of a Carbonate Replacement Deposit (CRD) style system at Tim. The program also confirmed the presence of permissive host rocks such as the Rosella Formation Limestones, which in the vicinity of the Wolf Fault, are overlain by phyllites and argillites of the Kechika Group, providing a promising environment for deposit formation. The presence of a CRD system is evidenced by diagnostic features noted at Silvertip and elsewhere in the world, including fugitive calcite veining that fluoresces in UV light (displaying the classic “barbeque” pink and orange fluorescence), re-crystallization of the host limestones, disseminated pyrite – sphalerite and galena sulphide and derived oxide mineralization, and massive pyrrhotite with scheelite mineralization (an important tungsten bearing mineral). The best drill intercept from the 2024 program returned 3.39 m of 52.8 g/t silver, 0.28 g/t gold, 0.11 % lead and 0.27 % zinc within the Wolf Fault, or a significant associated splay.

“We are grateful to have Coeur executing and funding exploration and we believe it is a significant advantage to Silver North’s shareholders to have their team executing and funding exploration on the property,” stated Jason Weber, P.Geo., President and CEO of Silver North. “Because Coeur is applying a minerals systems approach to exploration at Tim, they can be encouraged by geological observations in trenches and in drill core, even absent of high-grade silver and base metals intersections. We are excited that Coeur plans to conduct follow-up drilling at Tim utilizing the 2024 drilling and geophysical data to vector towards what they believe are potentially the most productive parts of the Tim CRD system.”

Coeur completed 2,250 metres of drilling in six holes, largely testing the Wolf Fault along approximately 1,000 metres of strike length within prospective stratigraphy. Drilling targeted structurally-hosted “chimney” style mineralization potentially hosted within the Wolf Fault and splays of it, as well as stratigraphically controlled “manto” mineralization along conducive stratigraphic horizons.

Table: 2024 Notable Drill Hole Intersections

Hole	From (m)	To (m)	Interval (m)	Silver (g/t)	Gold (g/t)	Lead (ppm)	Zinc (ppm)
TIM24-Pad03-001	38.14	38.46	0.32	27.4	0.022	0.05	0.60
TIM24-Pad04-001	235.88	236.86	0.98	17.7	0.011	0.75	1.29
TIM24-Pad04-002	141.00	144.39	3.39	52.8	0.280	0.11	0.27

Five of the six holes were successful in testing the Wolf Fault or splays of it, with one hole abandoned prior to reaching target depth due to excessive overburden. Intersections of the fault and its potential splays range in width from approximately 0.5 to >6.0 metres and were commonly noted to be anomalous in silver, lead, zinc and pathfinder elements. Two holes intersected massive sulphide mineralization in the fault and/or splay. TIM24-Pad01-001 intersected a massive pyrrhotite interval with blebs of scheelite and anomalous silver, gold, lead, zinc, as well as bismuth, tellurium and tungsten results that were over-limits at the upper 200 ppm bound.

TIM24-Pad03-001 intersected the Wolf Fault from 36.00 to 38.46 metres downhole, at the start of recoverable core. As such, the intersection is heavily oxidized. While the strongest mineralization in the intersection, albeit heavily oxidized from 38.14 to 38.46 metres was recovered, little or no sulphide mineralization was remaining.

Detailed planning of the 2025 follow up program is underway. The 2024 program was conducted under the direction of Coeur's exploration team based at the Silvertip site, under the terms of an option agreement granting Coeur the right to earn a 51%- interest in the Tim Property by completing a minimum of $3.55 million in exploration expenditures and making cash payments to Silver North totalling $275,000 by December 31, 2026. Coeur can bring its interest to 80% by making additional cash payments of $100,000 per year in 2027 and 2028, completing a positive feasibility study and informing Silver North of its intention to develop a mine at Tim by December 16, 2028. The Tim Property is track accessible through 25 kilometres of four-by-four access off the Silvertip site road.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim Project (under option to Coeur Mining, Inc.).

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://X.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS

Tim Property
2024 Drill Hole
Compilation
UTM NAD83 Zn 9N
0
0.75
1.5 km
1:25,000
April 24 2025
Legend
Drill Holes
Trenches
Wolf Fault
Tim Property Boundary
Lithology
Layered Calcareous
Layered Calcareous and Siliciclastic
Layered Siliciclastic
Limestone
Phyllite
Shale-Slate
TIM24-PAD03-001
TIM24-PAD02-001
TIM24-PAD04-002
TIM24-PAD04-001
W-08-01
TIM24-PAD05-001
W-08-03
W-08-05
TIM24-PAD01-001
W-08-04
W-08-02
N
S
E
W
435000
436000
437000
438000
439000
440000
441000
6659000
6658000
6657000
6656000
6655000